MAIL STOP 3561

February 8, 2007

Mr. Giorgio Endrizzi, CEO
Crescendo Acquisition Corp.
c/o Sofigen Treuunternehmen reg.
Ratikonstr. 33, Postfach 443
FL-9490 Vaduz
Furstentum Liechtenstein

>   **Re: Crescendo Acquisition Corp.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 8, 2006**
>   **File Number 000-50804**

Dear Mr. Endrizzi:

We issued comments to you on the above captioned filing(s) on May 17, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 22, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 22, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies